Exhibit 99.1

Nevada Geothermal Power Inc.

Announces the Promotion of Max Walenciak to Vice President of Development and Operations for NGP’s Wholly-owned US Subsidiary Nevada Geothermal Power Company

VANCOUVER, B.C. (May 13, 2009) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) today announced the promotion of Mr. Max Walenciak, P.E. as Vice President of Development and Operations for Nevada Geothermal Power Company (NGPC) based in Reno, Nevada, which is the wholly owned United States operating subsidiary of Nevada Geothermal Power Inc.

“The appointment is part of a wider strategy to strengthen NGP’s organization   and management team in order to meet corporate objectives throughout all facets of development and production operations in the United States,” stated Brian Fairbank, CEO & President of Nevada Geothermal Power Inc.

Mr. Walenciak has been the Manager of Geothermal Project Development for NGP since May 2007 and has been principally responsible for the successful development and construction of the 50 megawatt ‘Faulkner 1’ geothermal power plant.

Mr. Walenciak has 30+ years of extensive and diverse project management experience in developing, constructing and operating power plants.  His technical and management experience includes geothermal power plants, gas-fired combustion turbine projects, solar power plants, cogeneration plants and nuclear plants.

Mr. Walenciak’s geothermal experience includes project development of green field sites, geothermal well testing, power plant and well field design, construction and operation management and project financing support.  He has worked on geothermal power projects sized from 2MW to 110MW incorporating direct steam, flash steam and binary cycle type technology.

Mr. Walenciak received a B.S. in Mechanical Engineering from San Jose State University and is a Registered Professional Engineer in California and a Member of the American Society of Mechanical Engineers and the Geothermal Resource Council.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is an emerging renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources in the United States.  NGP currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, and Black Warrior (all of which are ideally situated in Nevada), and Crump Geyser in Oregon. These properties, which are at different levels of exploration and development, are estimated to have the potential for the generation of over 200 MW.

NGP’s phase 1 development at Blue Mountain, ‘Faulkner 1’ 49.5 MW gross power project is On the Road to Revenue and is expected to be Turning on the Power in the fall of 2009.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com	Investor Inquiries: Shelley Kirk Nevada Geothermal Power Inc. Telephone: 604-638-8784 Toll Free: 866-688-0808 X118 Email: sfkirk@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

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